UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of January, 2007

COLES GROUP LIMITED

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This is the Constitution of Coles Group Limited as amended at the annual general meeting of the Company held on November 20, 2006

COLES GROUP LIMITED

ACN 004 089 936

_____________________________

CONSTITUTION

_____________________________

Preliminary

Definitions and interpretation

In this constitution:

ASTC Settlement Rules means the operating rules of ASX Settlement and Transfer Corporation Pty Limited and, to the extent that they are applicable, the operating rules of the Exchange and the operating rules of Australian Clearing House Pty Limited;

business day has the meaning given to that term in the Listing Rules;

Exchange means Australian Stock Exchange Limited or such other body corporate that is declared by the directors to be the company's primary stock exchange for the purposes of this definition;

Listing Rules means the listing rules of the Exchange as they apply to the company;

proper ASTC transfer has the meaning given to that term in the Corporations Regulations;

record time means:

in the case of a meeting for which the convener of the meeting has decided, under the Corporations Act, that shares are to be taken to be held by the persons who held them at a specified time before the meeting, the specified time; and

in any other case, the time of the relevant meeting;

representative, in relation to a member which is a body corporate and in relation to a meeting, means a person authorised by the body corporate in accordance with the Corporations Act (or a corresponding previous law) to act as its representative at that meeting;

seal means any common seal, official seal, share seal or certificate seal of the company;

transmission event means:

for a member who is an individual:

the member's death;

the member's bankruptcy; or

the member becoming of unsound mind or a person who, or whose estate, is liable to be dealt with in any way under the law relating to mental health; and

for a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member;

A reference in this constitution to a partly paid share is a reference to a share on which there is an amount unpaid.

A reference in this constitution to an amount unpaid on a share includes a reference to any amount of the issue price which is unpaid.

A reference in this constitution to a call or an amount called on a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

A reference in this constitution to a member for the purposes of a meeting of members for which the convener of the meeting has determined a record time is a reference to a registered holder of shares as at the relevant record time.

A reference in this constitution to a member present at a general meeting is a reference to a member present in person or by proxy, attorney or representative.

A reference in this constitution to a chairman or deputy chairman includes a reference to a chairwoman or deputy chairwoman, if applicable.

A reference in this constitution in general terms to a person holding or occupying a particular office or position is a reference to any person who occupies or performs the duties of that office or position.

Unless the contrary intention appears, in this constitution:

headings are only for convenience and do not affect the meaning of this constitution;

words that refer to a singular number also refer to plural numbers, and the other way around;

words that refer to a gender also refer to the other genders;

words used to refer to persons generally or to refer to a natural person include a company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

a reference to a person includes that person's successors and legal personal representatives;

a reference to a statute, regulation, proclamation, ordinance or by-law or a provision of any of them includes all statutes, regulations, proclamations, ordinances, by-laws or provisions varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

a reference to the Listing Rules or the ASTC Settlement Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any waiver or exemption granted to the company (or to the benefit of which the company is entitled) from compliance with those rules; and

where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

Application of other definitions

Unless the contrary intention appears:

an expression in a rule that deals with a matter dealt with by a provision of the Corporations Act, the Listing Rules or the ASTC Settlement Rules has the same meaning as in that provision; and

subject to paragraph (a), an expression in a rule that is defined in section 9 of the Corporations Act has the same meaning as in that section.

Exercising powers

The company may exercise in any way the Corporations Act permits any power which under the Corporations Act a company limited by shares may exercise if authorised by its constitution.

Where this constitution provides that a person may do a particular act or thing and the word "may" is used, the act or thing may be done at the person's discretion.

Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the same way and subject to the same conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

Where this constitution confers a power to do a particular act or thing, the power may be exercised from time to time.

Where this constitution confers a power to do a particular act or thing concerning particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing as to only some of those matters or as to a particular class of those matters, and to make different provision concerning different matters or different classes of matters.

Where this constitution confers a power to make appointments to an office or position (except the power to appoint a director under rule 35(a)), the power is, unless the contrary intention appears, to be taken to include a power:

to appoint a person to act in the office or position until a person is appointed to the office or position;

to remove or suspend any person appointed (without prejudice to any rights or obligations under any contract between the person and the company); and

to appoint another person temporarily in the place of any person removed or suspended or in the place of any sick or absent holder of the office or position.

To the extent the law permits, where this constitution gives power to a person to delegate a function or power:

the delegation may be concurrent with, or (except in the case of a delegation by the board of directors) to the exclusion of, the performance or exercise of that function or power by the person;

the delegation may be either general or limited in any way provided in the terms of delegation;

the delegation need not be to a specified person but may be to any person holding, occupying or performing the duties of a specified office or position;

the delegation may include the power to delegate; and

where performing or exercising that function or power depends on that person's opinion, belief or state of mind about a matter, that function or power may be performed or exercised by the delegate on the delegate's opinion, belief or state of mind about that matter.

Table A and other rules do not apply

The regulations in Table A in the Second Schedule to the Companies Act 1915 and any provisions of the Corporations Act that apply internal management rules to the company unless displaced or modified by the company's constitution do not apply to the company except so far as they are repeated in this constitution.

Share capital

Shares

Subject to this constitution, the directors may:

issue, allot or grant options for, or otherwise dispose of, shares in the company; and

decide:

the terms on which shares are issued;

the rights and restrictions attached to those shares; and

whether certificates will be issued for shares.

Preference shares

The directors may issue preference shares including preference shares which are, or at the option of the company are, liable to be redeemed.

Each preference share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the directors under the terms of issue.

In addition to the preferential dividend, each preference share may participate with ordinary shares in profits if and to the extent the directors decide under the terms of issue.

The preferential dividend may be cumulative if and to the extent the directors decide under the terms of issue.

Each preference share confers on its holder:

the right, in priority to the payment of any dividend on ordinary shares, to the preferential dividend; and

the right in a winding up and on redemption to payment in cash in priority to ordinary shares of:

the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

any amount paid on the share.

A preference share does not confer on its holder any right to participate in the profits or property of the company except as set out above.

To the extent the directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only.

A preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

on a proposal:

to reduce the share capital of the company;

that affects rights attached to the share;

to wind up the company; or

for the disposal of the whole of the property, business and undertaking of the company;

on a resolution to approve the terms of a buy back agreement;

during a period in which a dividend or part of a dividend on the share is in arrears;

during the winding up of the company; or

any other circumstances specified in the terms of issue.

Alteration of share capital

Subject to any requirements in the Corporations Act, the directors may do anything required to give effect to any resolution altering the company's share capital, including, where a member becomes entitled to a fraction of a share on a consolidation:

making cash payments;

determining that fractions may be disregarded in order to adjust the rights of all parties;

appointing a trustee to deal with any fractions on behalf of members; and

rounding up each fractional entitlement to the nearest whole share by capitalising any amount available for capitalisation under rule 61 even though only some of the members participate in the capitalisation.

Conversion or reclassification of shares

Subject to rule 11, the company may by resolution convert or reclassify shares from one class to another.

Joint holders of shares

Where 2 or more persons are registered as the holders of a share, they hold it as joint tenants with rights of survivorship, on the following conditions:

they are liable individually as well as jointly for all payments, including calls, in respect of the share;

subject to paragraph (a), on the death of any one of them the survivor is the only person the company will recognise as having any title to the share;

any one of them may give effectual receipts for any dividend, bonus, interest or other distribution or payment in respect of the share; and

except where persons are jointly entitled to a share because of a transmission event, or where required by the Listing Rules or the ASTC Settlement Rules, the company may limit to 3 the number of persons to be registered as joint holders of the share.

Equitable and other claims

Except where a law or this constitution require otherwise, the company is entitled to treat the registered holder of a share as the absolute owner of that share and need not:

recognise a person as holding a share on any trust, even if the company has notice of that trust; or

recognise, or be bound by, any equitable, contingent, future or partial claim to or interest in a share by any other person, except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.

Altering rights and class meetings

Unless the terms of issue of a class of shares provide differently:

all or any of the rights or privileges attached to a class of shares which does not exist at the date this constitution is adopted may be varied, whether or not the company is being wound up, only with the consent in writing of the holders of 75% of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class;

the provisions of this constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to each separate meeting of the holders of shares of that class; and

the rights conferred upon the holders of shares of that class are to be taken as not having been varied by the creation or issue of further shares ranking equally with them.

Any of the rights and privileges attached to a class of shares which exists at the date this constitution is adopted may be modified, commuted, affected, abrogated or dealt with as the company may decide, but only if:

the exercise of the powers conferred by this rule 11(b) is first approved by a resolution of the holders of at least 75% of the issued shares of that class present at a special meeting of those holders called for that purpose; or

if the necessary majority is not obtained at the special meeting, the exercise of the powers is ratified in writing by the holders of at least 75% of the issued shares of that class within 2 calendar months after the date the special meeting is held.

All the provisions in this constitution as to general meetings apply, so far as they can and with any necessary changes, to a special meeting under sub-paragraph (b)(1) above but the quorum for the meeting is members holding or representing by proxy or attorney 75% of the issued shares of that class.

Calls, forfeiture, indemnities and lien

Calls

Subject to this constitution and to the terms on which any shares are issued, the directors may:

make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.

The directors may require a call to be paid by instalments.

On receiving at least 14 days' notice (or any longer period required by the Listing Rules) specifying the time and place of payment, each member must pay to the company by the time and at the place specified the amount called on the member's shares.

A call is taken to have been made when the resolution of the directors authorising the call is passed.

The directors may revoke a call or extend the time for payment.

Failure of a member to receive a notice of a call, or accidental failure to give notice of a call to a member, does not invalidate the call.

If an amount called on a share is not paid in full by the time specified for payment, the person from whom the amount is due must pay:

interest on the unpaid part of the amount from the date specified for payment of the amount to the date of actual payment, at a rate determined under rule 19; and

if the share was issued after the date this constitution was adopted, any expenses or damages the company incurs because the amount has not been paid or has been paid late.

Any amount unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

must be treated for the purposes of this constitution as if that amount were payable under a call duly made and notified; and

must be paid on the date on which it is payable under the terms of issue of the share.

The directors may, to the extent the law permits, waive or compromise all or part of any payment due to the company under the terms of issue of a share or under this rule 12.

Proceedings to recover calls

In an action or other proceedings to recover a call, or interest or costs or expenses incurred because of the failure to pay or late payment of a call, proof that:

the name of the defendant is entered in the register as the holder or one of the holders of the share on which the call is claimed;

the resolution making the call is recorded in the minute book; and

notice of the call was given to the defendant complying with this constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment or committee membership of the directors who made the call or any other matter.

In paragraph (a), defendant includes a person against whom the company alleges a set-off or counterclaim, and action or other proceedings to recover a call is to be interpreted accordingly.

Payments in advance of calls

The directors may accept from a member the whole or a part of the amount unpaid on a share even though no part of that amount has been called.

The directors may authorise payment by the company of interest on the whole or a part of an amount accepted under paragraph (a), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

Unless a different agreement is made, the directors may repay to a member all or a part of the amount accepted under paragraph (a).

Forfeiting partly paid shares

If a member fails to pay the whole of a call or an instalment of a call by the time specified for payment, the directors may serve a notice on that member:

requiring payment of the unpaid part of the call or instalment, together with any interest that has accrued and all costs, expenses or damages that the company has incurred because of the failure to pay;

naming a further time (at least 14 days after the date of the notice) by which, and a place at which, the amount payable under sub-paragraph (1) must be paid; and

stating that, if the whole of the amount payable under sub-paragraph (1) is not paid by the time and at the place named, the shares on which the call was made will be liable to be forfeited.

If the requirements of a notice served under paragraph (a) are not complied with, the directors may by resolution forfeit any share concerning which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

A forfeiture under paragraph (b) includes all dividends, interest and other money payable by the company on the forfeited share and not actually paid before the forfeiture.

Where a share has been forfeited:

notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

an entry of the forfeiture, with the date, must be made in the register of members.

Failure to give the notice or to make the entry required under paragraph (d) does not invalidate the forfeiture.

A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share in the way they think fit and, in the case of reissue or other disposal, with or without crediting as paid up any money paid on the share by any former holder.

A person whose shares have been forfeited ceases to be a member as to the forfeited shares, but must, if the directors decide, pay to the company:

all calls, instalments, interest, costs, expenses and damages owing on the shares at the time of the forfeiture; and

interest on the unpaid part of the amount payable under sub-paragraph (1), from the date of the forfeiture to the date of actual payment, at a rate determined under rule 19. But, if the share was issued before this constitution was adopted, the rate will be 10% per annum.

The forfeiture of a share extinguishes all interest in, and all claims and demands against the company relating to, the forfeited share and, subject to rule 18(i), all other rights attached to the share.

The directors may:

exempt a share from all or a part of this rule 15;

waive or compromise all or a part of any payment due to the company under this rule 15; and

before a forfeited share has been sold, reissued or otherwise disposed of, cancel the forfeiture on the conditions they decide.

Payments by the company

If the company becomes liable for any reason under a law to make a payment:

in respect of shares held solely or jointly by a member;

in respect of a transfer or transmission of shares by a member;

in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

in any other way for, on account of or relating to a member,

paragraphs (b) and (c) apply, in addition to any right or remedy that a law gives the company.

The member or, if the member is dead, the member's legal personal representative must:

fully indemnify the company against that liability;

on demand reimburse the company for any payment made; and

pay interest on the unpaid part of the amount payable to the company under sub-paragraph (2), from the date the company makes the payment until the date the company is reimbursed in full for that payment under sub-paragraph (2), at a rate determined under rule 19.

The directors may:

exempt a share from all or a part of this rule 16; and

waive or compromise all or a part of any payment due to the company under this rule 16.

Lien on shares

The company has a first and paramount lien on:

each partly paid share for all unpaid calls and instalments due on that share; and

each share for any amounts the company is required by law to pay and has paid in respect of that share.

The company's lien on a share extends to all dividends payable on the share and to the proceeds of sale of the share.

The directors may sell a share on which the company has a lien in the way they decide where:

an amount for which a lien exists under this rule 17 is presently payable; and

the company has, at least 14 days before the date of the sale, given the registered holder of the share a written notice stating the part of the amount for which the lien exists that is presently payable, and demanding payment of that amount.

The directors may do anything necessary or desirable under the ASTC Settlement Rules to protect any lien, charge or other right to which the company is entitled under this constitution or a law.

When the company registers a transfer of shares on which the company has a lien without giving the transferee notice of its claim, the company's lien is released so far as it relates to amounts owing by the transferor or any predecessor in title on the shares transferred.

The directors may:

exempt a share from all or a part of this rule 17; and

waive or compromise all or a part of any payment due to the company under this rule 17.

Procedures after sale, reissue or other disposal of shares by the company

A reference in this rule 18 to a sale of a share by the company is a reference to any sale, reissue or other disposal of a share under rule 15(f), rule 17(c) or rule 23.

After the company has sold a share, the directors may:

receive the purchase money or consideration given for the share;

appoint a person to effect a transfer of the share or execute a transfer of the share or any other document to give effect to the sale; and

register as the holder of the share the person to whom the share is sold.

A person to whom the company sells shares need not take any steps to investigate the regularity or validity of the sale, or to see how the purchase money or consideration on the sale is applied. That person's title to the shares is not affected by any irregularity by the company before the sale. A sale of a share by the company is valid even if a transmission event occurs to the member before the sale.

Damages is the only remedy of a person who suffers any loss because of a sale of shares by the company. The claim for damages can only be made against the company.

The proceeds of a sale, reissue or other disposal under rule 15(f) or a sale under rule 17(c) must be applied in paying:

first, the expenses of the sale, reissue or other disposal;

secondly, all money payable (whether presently or not) by the former holder whose shares have been sold, reissued or otherwise disposed of,

and any balance must be paid to the former holder on the former holder delivering to the company such proof of title to the shares as the directors accept.

The proceeds of a sale under rule 23 must not be applied in payment of the expenses of the sale and must be paid to the former holder on the former holder delivering to the company such proof of title to the shares as the directors accept.

Until the proceeds of sale of a share sold by the company are claimed or otherwise disposed of according to law, the directors may invest or use the proceeds in any other way for the benefit of the company.

Money payable to a former holder under this rule does not bear interest as against the company.

On completion of a sale, reissue or other disposal of a share under rule 15(f), the rights attached to the share which were extinguished under rule 15(h) revive.

A written statement by a director or secretary of the company that a share in the company has been:

duly forfeited under rule 15(b);

duly sold, reissued or otherwise disposed of under rule 15(f); or

duly sold under rule 17(c) or rule 23,

on a date stated in the statement is conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and of the right of the company or the directors to forfeit, sell, reissue or otherwise dispose of the share.

Interest payable by member

For the purposes of rules 12(g)(1), 15(g)(2) and 16(b)(3), the rate of interest payable to the company is:

if the directors have fixed a rate, the rate as fixed; or

in any other case, a rate per annum 2% higher than the rate fixed under section 2 of the Penalty Interest Rates Act 1983 of Victoria.

Interest payable under rules 12(g)(1), 15(g)(2) and 16(b)(3) accrues and must be calculated daily and may be capitalised at the intervals the directors decide.

Transferring and transmitting shares

Transferring shares

Subject to this constitution, a member may transfer any of the member's shares by:

a proper ASTC transfer; or

a written transfer in any usual form or in any other form approved by the directors.

A transfer referred to in paragraph (a)(2) must be:

signed by or on behalf of both the transferor and the transferee unless:

the transfer relates only to fully paid shares and the directors have dispensed with signature by the transferee; or

the transfer of the shares is effected by a document which is, or documents which together are, a sufficient transfer of those shares under the Corporations Act;

if required by law to be stamped, duly stamped; and

left for registration at the company's registered office, or at any other place the directors decide, with such evidence the directors require to prove the transferor's title or right to the shares and the transferee's right to be registered as the owner of the shares.

Subject to the powers vested in the directors under rules 21 and 22, where the company receives a transfer complying with paragraph (b), the company must register the transferee named in the transfer as the holder of the shares to which it relates.

A transferor of shares remains the holder of the shares until a proper ASTC transfer has been effected or the transferee's name is entered in the register of members as the holder of the shares.

The company must not charge a fee for registering a transfer of shares.

The company may retain a registered transfer for any period the directors decide.

The directors may do anything that is necessary or desirable for the company to participate in any computerised, electronic or other system for facilitating the transfer of shares or operation of the company's registers that may be owned, operated or sponsored by the Exchange or a related body corporate of the Exchange.

The directors may, to the extent the law permits, waive any of the requirements of this rule 20 and prescribe alternative requirements instead, whether to give effect to paragraph (g) or for another purpose.

Power to decline to register transfers

The directors may decline to register, or prevent registration of, a transfer of shares where:

the transfer is not in registrable form; or

the company is permitted or required to do so under the Listing Rules or, except for proper ASTC transfers, under the terms of issue of the shares.

If the directors decline to register a transfer, the company must give the transferee, and any stockbroker by whom the transfer was lodged for registration, notice of the refusal and the reason for it under the provisions of the Listing Rules. But failure to do so will not invalidate the decision of the directors to decline to register the transfer.

The directors may delegate their authority under this rule to any person.

Power to close register of members

The directors may close the register of members or part of that register at any times and for any periods permitted by the ASTC Settlement Rules that they decide.

Selling non-marketable parcels

This rule 23 enables the directors to sell shares which constitute less than a marketable parcel by following certain procedures.

The directors may send to a member who holds on the date of the notice less than a marketable parcel of shares in a class of shares of the company a notice which:

explains the effect of the notice under this rule 23; and

advises the holder that he or she may choose to be exempt from the provisions of this rule. A form of election for that purpose must be sent with the notice.

If, before 5 pm Melbourne time on a date specified in the notice which is no earlier than 6 weeks after the notice is sent:

the company has not received a notice from the member choosing to be exempt from the provisions of this rule 23; and

the member has not increased his or her shareholding to a marketable parcel,

the member is taken to have irrevocably appointed the company as his or her agent to do anything in paragraph (d).

The company may:

sell the shares constituting less than a marketable parcel as soon as practicable at a price which the directors consider is the best price reasonably available for the shares when they are sold; and

deal with the proceeds of sale under rule 18.

The costs and expenses of any sale of shares under this rule 23 (including brokerage and stamp duty) are payable by the purchaser or by the company.

A notice under paragraph (b) may be given to a member only once in a 12 month period and may not be given during the offer period of a takeover bid for the company.

If a takeover bid is announced after a notice is given but before an agreement is entered into for the sale of shares, this rule ceases to operate for those shares. However, despite paragraph (f), a new notice under paragraph (b) may be given after the offer period of the takeover bid closes.

The directors may, before a sale is effected under this rule 23, revoke a notice given or suspend or terminate the operation of this rule either generally or in specific cases.

Transmitting shares

Subject to paragraph (c), where a member dies, the only persons the company will recognise as having any title to the member's shares or any benefits accruing on those shares are:

the legal personal representative of the deceased, where the deceased was a sole holder; and

the survivor, where the deceased was a joint holder.

Paragraph (a) does not release the estate of a deceased member from any liability on a share, whether that share was held by the deceased solely or jointly with other persons.

The directors may, if the transfer complies with this constitution, register a transfer of shares signed by a member before the member's transmission event, even though the company has notice of the transmission event.

A person who becomes entitled to a share because of a transmission event may, on producing any evidence the directors require to prove that person's entitlement to the share, choose:

to be registered as the holder of the share by signing and giving the company a written notice stating that choice; or

to nominate some other person to be registered as the transferee of the share by executing or effecting in some other way a transfer of the share to that other person.

The provisions of this constitution concerning the right to transfer shares, and the registration of transfers of shares apply, so far as they can and with any necessary changes, to a notice or transfer under paragraph (d) as if the relevant transmission event had not occurred and the notice or transfer were a transfer executed or effected by the registered holder of the share.

For the purpose of this constitution, where 2 or more persons are jointly entitled to a share because of a transmission event they will, on being registered as the holders of the share, be taken to hold the share as joint tenants and rule 9 will apply to them.

General meetings

Convening general meetings

A general meeting may only be convened:

by directors' resolution;

by members with at least 5% of the votes that may be cast at a general meeting (worked out as at the close of business on the day before the meeting is convened), in which case those members must pay the expenses for convening and holding the meeting; or

as otherwise permitted under the Corporations Act.

The directors may, by notice to the Exchange, postpone, cancel or change the place for a general meeting if they consider that the meeting has become unnecessary, or the meeting place would be unreasonable or impractical or a change is necessary in the interests of conducting the meeting efficiently, but:

a meeting which is not convened by directors' resolution; and

a meeting which is convened in accordance with a members' requisition under the Corporations Act,

may not be postponed or cancelled without the prior written consent of the person or persons who convened or requisitioned the meeting.

Notice of general meetings

Notice of a general meeting must be given to each person who is at the time of giving the notice a member, director or auditor of the company or entitled to a share because of a transmission event and who has satisfied the directors of his or her right to be registered as the holder of, or to transfer, the shares.

The content of a notice of a general meeting convened by the directors is to be decided by the directors, but it must state the general nature of the business to be transacted at the meeting.

Unless the Corporations Act provides otherwise:

no business may be transacted at a general meeting unless the general nature of the business is stated in the notice convening the meeting; and

except with the approval of the directors or the chairman, no person may move any amendment to a proposed resolution the terms of which are set out in the notice convening the meeting.

Failure of a member to receive a notice of a general meeting or a proxy form, or failure to give notice of a general meeting or a proxy form to any person entitled to receive notice of a general meeting, does not invalidate any act or thing done or resolution passed at the general meeting if:

the failure to receive or give the notice occurred by accident or error; or

before or after the meeting, the person has given or gives the company written notice of the person's agreement to that act, thing or resolution.

Admission to general meetings

The chairman of a general meeting may take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

in possession of a pictorial-recording or sound-recording device;

in possession of a placard or banner;

in possession of an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession; or

who behaves or threatens to behave in a dangerous, offensive or disruptive way.

The chairman may delegate the powers conferred by this rule to any person as he or she thinks fit.

A person, whether a member or not, requested by the directors or the chairman to attend a general meeting is entitled to be present.

If the person who is to act as chairman of a general meeting considers that there is not enough room for the number of members who wish to attend the meeting, the chairman may arrange for any persons whom he or she considers cannot be seated in the main meeting room, where the chairman will be, to observe or attend the general meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

Quorum at general meetings

No business may be transacted at any general meeting, except the election of a chairman and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

A quorum is 5 or more members present at the meeting and entitled to vote on a resolution at the meeting.

If a quorum is not present within 30 minutes after the time appointed for the general meeting:

where the meeting was convened on the requisition of members, the meeting must be dissolved; or

in any other case:

the meeting stands adjourned to the day, and at the time and place, the directors present decide or, if they do not make a decision, to the same day in the next week at the same time and place; and

if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, any 2 members present at the meeting constitute a quorum and may transact the business for which the meeting was called.

Chairman of general meetings

The chairman of directors is entitled, if present within 15 minutes after the time appointed for the meeting and willing to act, to preside as chairman at each general meeting.

The directors present may choose one of their number to preside as chairman if, at a general meeting:

there is no chairman of directors;

the chairman of directors is not present within 15 minutes after the time appointed for the meeting; or

the chairman of directors is present within that time but is not willing to act as chairman of the meeting.

If the directors do not choose a chairman under paragraph (b), the members present must elect as chairman of the meeting:

another director who is present and willing to act; or

if no other director willing to act is present at the meeting, a member who is present and willing to act.

A chairman of a general meeting may, for any item of business or discrete part of the meeting, vacate the chair in favour of another person nominated by him or her.

Conduct at general meetings

The chairman of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting.

A decision by a chairman under paragraph (a) is final.

A person present at a general meeting at the request of the directors or the chairman is entitled to speak at the meeting if the chairman allows.

The person entitled to act as chairman of a general meeting may postpone the meeting before it has started, whether or not a quorum is present, if, at the time and place appointed for the meeting, he or she considers that:

there is not enough room for the number of members who wish to attend the meeting; or

a postponement is necessary in light of the behaviour of persons present or for any other reason so that the business of the meeting can properly be carried out.

A postponement under paragraph (d) will be to another time, which may be on the same day as the meeting, and may be to another place (and the new time and place will be taken to be the time and place for the meeting as if specified in the notice which convened the meeting originally).

The chairman of a general meeting may at any time during the course of the meeting:

adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion;

adjourn or defer any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting; and

for the purpose of allowing any poll to be taken or determined, suspend the proceedings of the meeting for such period or periods as he or she decides without effecting an adjournment. No business may be transacted and no discussion may take place during any suspension of proceedings unless the chairman otherwise allows.

It is in the chairman's sole discretion whether to seek the approval of the members present to a postponement or adjournment under paragraph (d) or (f).

The chairman's rights under paragraphs (d) and (f) are exclusive and, unless the chairman requires otherwise, no vote may be taken or demanded by the members present concerning any postponement or adjournment.

Only unfinished business may be transacted at a meeting resumed after an adjournment.

Where a meeting is postponed or adjourned under this rule 30, notice of the postponed or adjourned meeting must be given to the Exchange, but need not be given to any other person.

Where a meeting is postponed or adjourned, the directors may, by notice to the Exchange, postpone, cancel or change the place of the postponed or adjourned meeting.

If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

enables the chairman to be aware of proceedings in the other place; and

enables the members in the separate meeting place to vote on a show of hands or on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

If the communication device encounters a technical difficulty, whether before or during the meeting, which results in the matters required by sub-paragraphs (l)(1), (2) or (3) at the separate meeting place not being satisfied, the meeting may still be held or continue in the main place (and any other place which is linked under paragraph (l)) and transact business, even if the members in the separate meeting place are unable to participate. No member may object to the meeting being held or continuing. However, if the effect of this paragraph (m) has not been referred to in the notice convening the meeting, the business the meeting may conduct is limited to adjourning the meeting.

Decisions at general meetings

Except where, as a matter of law, a resolution requires a special majority, questions arising at a general meeting must be decided by a majority of votes cast by the members present at the meeting. A decision made in this way is for all purposes a decision of the members.

If the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to his or her deliberative vote.

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded:

before the show of hands is held;

before the result of the show of hands is declared; or

immediately after the result of the show of hands is declared.

A poll may be demanded by:

the chairman of the meeting;

at least 5 members present at the meeting and entitled to vote on the resolution; or

members with at least 5% of the votes that may be cast on the resolution on a poll.

A demand for a poll does not prevent a general meeting continuing to transact any business except the question on which the poll is demanded.

Unless a poll is duly demanded, a declaration by the chairman of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

If a poll is duly demanded at a general meeting, it must be taken in a way and either at once or after an interval or adjournment or otherwise as the chairman of the meeting directs. The result of the poll as declared by the chairman is the resolution of the meeting at which the poll was demanded.

A poll cannot be demanded at a general meeting on the election of a chairman of the meeting.

The demand for a poll may be withdrawn with the chairman's consent.

Voting rights

Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

on a show of hands, every member present has one vote; and

on a poll, every member present has one vote for each share held as at the record time by the member and in respect of which the member is entitled to vote, except for partly paid shares, each of which confers on a poll only the fraction of one vote which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited). An amount paid in advance of a call will be disregarded for this purpose.

If a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only, even though he or she represents more than one member.

A joint holder may vote at a meeting either personally or by proxy, attorney or representative as if that person was the sole holder. If more than one joint holder tenders a vote in respect of the relevant shares, the vote of the holder named first in the register who tenders a vote, whether in person or by proxy, attorney or representative, must be accepted to the exclusion of the votes of the other joint holders.

A person entitled to a share because of a transmission event may vote at a general meeting in respect of that share in the same way as if that person were the registered holder of the share if, 48 hours before the meeting, the directors have:

admitted that person's right to vote at that meeting in respect of the share; or

been satisfied of that person's right to be registered as the holder of, or to transfer, the share.

Any vote duly tendered by that person must be accepted and the vote of the registered holder of the share must not be counted.

Where a member holds a share on which a call or other amount payable to the company has not been duly paid:

that member is only entitled to be present at a general meeting and vote if that member holds, as at the relevant record time, other shares on which no money is then due and payable; and

on a poll, that member is not entitled to vote in respect of that share but may vote in respect of any shares that member holds, as at the record time, on which no money is then due and payable.

A member is not entitled to vote on a resolution if, under the Corporations Act or the Listing Rules, the notice which convened the meeting specified that:

the member must not vote or must abstain from voting on the resolution; or

a vote on the resolution by the member must be disregarded for any purposes.

If the member or a person acting as proxy, attorney or representative of the member does tender a vote on that resolution, his or her vote must not be counted.

An objection to the validity of a vote tendered at a general meeting must be:

raised before or immediately after the result of the motion is declared; and

referred to the chairman of the meeting, whose decision is final.

A vote tendered, but not disallowed by the chairman of a meeting under paragraph (g), is valid for all purposes, even if it would otherwise not have been valid.

Representation at general meetings

Subject to this constitution, each member entitled to vote at a general meeting may vote:

in person or, where the member is a body corporate, by representative;

by not more than 2 proxies; or

by not more than 1 attorney.

A proxy, attorney or representative may, but need not, be a member of the company.

An appointment of a proxy or attorney must be in writing and in compliance with the Corporations Act requirements for a valid appointment.

An instrument appointing a proxy may be in any usual form or any other form approved by the directors.

For the purposes of this rule 33, a proxy appointment received at an electronic address specified in the notice of general meeting for the receipt of proxy appointments or otherwise received by the company in accordance with the Corporations Act is taken to have been signed or executed if the appointment:

includes or is accompanied by a personal identification code allocated by the company to the member making the appointment;

has been authorised by the member in another manner approved by the directors and specified in or with the notice of meeting; or

is otherwise authenticated in accordance with the Corporations Act.

Unless the instrument or resolution appointing him or her provides differently, the appointment of a proxy, attorney or representative is taken to give the relevant person the same rights to speak, demand a poll, join in demanding a poll or act generally at the meeting as the member would have had if he or she was present.

A proxy form issued by the company must allow for the insertion of the name of the person to be primarily appointed as proxy and may provide that, in circumstances and on conditions specified in the form that are not inconsistent with this constitution, the chairman of the relevant meeting (or another person specified in the form) is appointed as proxy.

An instrument appointing a proxy or attorney or revoking or changing the appointment (including changing the person appointed or any voting instruction) is not effective in relation to a meeting or adjourned meeting or in relation to a poll taken subsequently to the date of a meeting or adjourned meeting unless it, and the original (or a certified copy) of the power of attorney or any other instrument under which it is signed or executed, are received by the company at least 48 hours (or, in the case of an adjournment or postponement of a meeting, including an adjourned meeting, any lesser time that the directors or chairman of the meeting decides) before the time for holding the meeting or adjourned meeting or taking the poll, as applicable. In the case of a body corporate appointed as a member's proxy in accordance with the Corporations Act, if the notice which convened the meeting so provides, an appointment of a representative to exercise the powers that the body corporate may exercise as the member's proxy is not effective unless the appointment (or a certified copy) is also received by the company in accordance with this paragraph (h).

A document is received by the company under paragraph (h) when it is received in accordance with the Corporations Act and, to the extent permitted by the Corporations Act, if the document is produced or the transmission of the document is otherwise verified to the company in the way specified in the notice of meeting.

The appointment of a proxy or attorney is not revoked by the appointor attending and taking part in the general meeting but if the appointor votes on a resolution, the person acting as proxy or attorney for the appointor is not entitled to vote, and must not vote, as the appointor's proxy or attorney on the resolution.

Where, otherwise in accordance with paragraph (g), a member appoints 2 proxies to vote at the same general meeting:

if the appointment fails to specify the proportion or number of votes that each may exercise, each person appointed may exercise half the member's votes;

on a show of hands, a proxy may not vote if more than one proxy attends; and

on a poll, each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Unless written notice of the matter has been received by the company at least 48 hours before the time for holding the meeting, adjourned meeting or poll at which a proxy or attorney votes, a vote cast by the proxy or attorney is valid even if, before the vote is cast:

a transmission event occurs to the member; or

the member revokes the appointment of the proxy or attorney or revokes the authority under which a third party appointed the proxy or attorney.

Where authority is given to a proxy, attorney or representative concerning a meeting to be held on or before a specified date or at a specified place and that meeting is postponed to a later date or the meeting place is changed, the authority is taken to include authority to act at the re-scheduled meeting unless the member granting the authority gives the company notice to the contrary under paragraph (h).

The chairman of a meeting may:

permit a person claiming to be a representative to exercise the powers of a representative, even if the person is unable to establish to the chairman's satisfaction that he or she has been validly appointed; or

permit the person to exercise those powers on the condition that, if required by the company, he or she produce evidence of the appointment within the time set by the chairman.

The chairman of a meeting may require a person acting as a proxy, attorney or representative to establish to the chairman's satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairman may exclude the person from attending or voting at the meeting. The chairman may delegate his or her powers under paragraph (n) and (o) to any person.

Directors

Number of directors

The minimum number of directors is 5. The maximum number of directors is to be fixed by the directors, but may not be more than 14. The directors must not at any time determine a maximum which is less than the number of directors in office at the time the determination takes effect.

Appointing and removing directors

The directors may appoint a person as a director, either in addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under this constitution.

A director appointed under paragraph (a), who is not a managing director, holds office only until the conclusion of the next annual general meeting following his or her appointment.

At every annual general meeting of the company, if the number of directors, after excluding:

a director who is a managing director; and

a director appointed under paragraph (a) and standing for re-election;

is 5 or less, then 2 of the remaining directors must retire from office or, if the number is more than 5, one third of those directors (to the nearest whole number) must retire from office. No director who is not a managing director may hold office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. Unless re-elected, a director due to retire under this paragraph (c) at a particular meeting retains office until the conclusion of the meeting.

If there is more than one managing director, only one of them, nominated by the directors, is entitled not to be subject to vacation of office under paragraph (b) or retirement under paragraph (c).

The directors to retire under paragraph (c) are those directors who wish to retire and not offer themselves for re-election and, so far as is necessary to obtain the number required, those who have been longest in office since the date of their last election or appointment. As between directors who were last elected or appointed on the same date, those to retire must be decided by lot.

The directors to retire under paragraph (c) (both as to number and identity) are decided having regard to the composition of the board of directors at the date of the notice convening the annual general meeting. A director is not required to retire and is not relieved from retiring because of a change in the number or identity of the directors after the date of the notice but before the meeting closes.

The company may by resolution at an annual general meeting fill an office vacated by a director under paragraphs (b) or (c) by electing or re-electing an eligible person to that office.

A person is eligible for election to the office of a director at a general meeting only if:

the person is in office as a director immediately before that meeting;

the person has been nominated by the directors for election at that meeting;

where the person is a member, he or she has, at least 2 calendar months (but not more than 3 calendar months) before the date of the meeting as specified in the notice which convened the meeting (disregarding any adjournment or postponement), given the company a notice signed by him or her stating his or her desire to be a candidate for election at that meeting; or

where the person is not a member, a member intending to nominate him or her for election at that meeting has, at least 2 calendar months (but not more than 3 calendar months) before the date of the meeting as specified in the notice which convened the meeting (disregarding any adjournment or postponement), given the company a notice signed by the member stating the member's intention to nominate the person for election, and a notice signed by the person and stating his or her consent to the nomination.

A partner, employer or employee of an auditor of the company may not be appointed or elected as a director.

Vacating office

In addition to the circumstances prescribed by the Corporations Act and this constitution, the office of a director becomes vacant if the director:

becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors and a majority of the other directors have not, within 14 days of having been given a notice by the company secretary giving details of the absence, resolved that leave of absence be granted; or

resigns by written notice to the company.

Remuneration

Each director is entitled to such remuneration out of the property of the company for his or her services as a director as the directors decide, but the total amount provided to all directors for their services as directors in any year must not exceed the amount last determined by the company in general meeting. In calculating the total amount provided in any year, no regard will be had to:

any amount payable by the company or any related body corporate to a superannuation, retirement or pension fund for a director so that a company or a related body corporate is not required to pay a superannuation guarantee charge or similar statutory charge; and

any insurance premium paid or agreed to be paid under rule 70.

Remuneration under paragraph (a) will be provided in such manner (including by way of non cash benefit, such as a contribution to a superannuation fund) that the directors decide.

The remuneration is taken to accrue from day to day.

The remuneration of a director (who is not a managing director or executive director) must not include a commission on, or percentage of, profits or operating revenue.

The directors are also entitled to be paid all travelling and other expenses they properly incur concerning the company's affairs, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

If a director is also an officer of the company or of a related body corporate in a capacity other than director, any remuneration that director may receive for acting as that officer may be either in addition to or instead of that director's remuneration under paragraph (a).

The directors may:

at any time after a director dies or ceases to hold office as a director for any other reason, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under paragraph (a), a pension or lump sum payment for past services rendered by that director; and

cause the company to enter into a contract with the director or a legal personal representative, spouse, relative or dependant of the director to provide for or give effect to that payment.

The directors may establish, maintain and support or aid the establishment, maintenance or support of funds and trusts calculated to benefit directors or former directors, employees or ex-employees of the company or the dependants of those persons and grant pensions and allowances to those persons or their dependants (or both) either by periodic payment or lump sum.

A benefit under paragraph (g) or (h) may exceed any limit under the Corporations Act if the necessary pre-conditions under the Corporations Act, such as approval in general meeting, are satisfied.

No share qualification

A person need not hold shares to qualify as a director.

A director is entitled to attend and speak at general meetings and at meetings of the holders of a class of shares, even if he or she is not a member or a holder of shares in the relevant class.

Disclosing directors' interests

The directors may from time to time determine a disclosure standard for directors which requires disclosure to the directors of the interests that each director, and any person deemed by an accounting standard or the Corporations Act to be a related party of the director, may have in any matter concerning or relating to the company or a related body corporate. The standard will specify the extent and conditions upon which disclosure is required, but disclosure cannot be required of matters outside the director's actual knowledge. A standard made under this paragraph binds all directors.

No act of the company is invalid or voidable only because a person fails to comply with a disclosure standard made under this rule 39.

Directors may contract with the company and hold other offices

A director is not disqualified from contracting or entering into an arrangement with the company as vendor, purchaser or in another capacity, merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

A contract or arrangement entered into by or on behalf of the company in which a director is in any way interested is not invalid, avoided or rendered voidable merely because the director holds office as a director or because of the fiduciary obligations arising from that office.

A director who is interested in any arrangement involving the company is not liable to account to the company for any profit realised by or under the arrangement merely because the director holds office as a director or because of the fiduciary obligations arising from that office, provided that the director complies with the disclosure requirements applicable to the director under rule 39 and under the Corporations Act regarding that interest.

A director may hold any other office or position (except auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or position on the terms as to remuneration, tenure of office and otherwise the directors decide.

A director may be or become a director or other officer of, or interested in, any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or in any other way, and need not account to the company for any remuneration or other benefits the director receives as a director or officer of, or from having an interest in, that body corporate.

A director who has an interest in a matter that is being considered at a meeting of directors may, despite that interest, vote, be present and be counted in a quorum at the meeting, unless that is prohibited by the Corporations Act. No act of the company is invalid or voidable only because a director fails to comply with that prohibition.

The directors may exercise the voting rights given by shares in any corporation held or owned by the company in any way in all respects the directors decide. This includes voting for any resolution appointing a director as a director of that corporation or voting for the payment of remuneration to the directors of that corporation. A director may, if the law permits, vote for the exercise of those voting rights even though he or she is, or may be about to be appointed, a director of that other corporation and, in that capacity, interested in the exercise of those voting rights.

Powers and duties of directors

The management and control of the company's business and affairs are vested in the directors, who may exercise all powers and do all things that are within the company's power and are not expressly required by the Corporations Act or this constitution to be exercised by the company in general meeting.

The directors may exercise all the powers of the company:

to borrow or raise money in any other way;

to charge any of the company's property or business or any of its uncalled capital; and

to issue debentures or give any security for a debt, liability or obligation of the company or of any other person.

Debentures or other securities may be issued on the terms decided by the directors, including being issued at a discount or a premium, bearing interest or not, with rights to subscribe for, or exchange into, shares or other securities in the company or a related body corporate or with special privileges as to redemption, participating in share issues, attending and voting at general meetings and appointing directors.

The directors may decide how cheques, documents, promissory notes, banker's drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as applicable, by or on behalf of the company.

The directors may:

appoint or employ any person (including a person identified only as one of a fluctuating body or class of persons) as an officer, agent or attorney of the company for the purposes and with the powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for any period and on any conditions they decide;

authorise an officer, agent or attorney to delegate any of the powers, discretions and duties vested in the officer, agent or attorney; and

without prejudice to any rights or obligations under any agreement entered into with the relevant person or under any law, remove or dismiss any officer, agent or attorney of the company at any time, with or without cause.

A power of attorney may contain any provisions for the protection and convenience of the attorney or persons dealing with the attorney that the directors decide.

All documents which of legal necessity need not be under seal and which the company is capable in law of entering into, bind the company if signed by a director or by a secretary by order of or with the prior or subsequent approval of the directors.

A purchaser or other person dealing with the company in good faith may rely on a signature purporting to be that of a director or a secretary as conclusive evidence that the document has been properly signed under paragraph (g).

Nothing in this rule 41 limits the general nature of paragraph (a).

Proceedings of directors

The directors may meet together to attend to business and adjourn and regulate their meetings as they decide.

The contemporaneous linking together by telephone or other method of audio or audio visual communication of a sufficient number of the directors to constitute a quorum, constitutes a meeting of the directors. All the provisions in this constitution relating to meetings of the directors apply, as far as they can and with any necessary changes, to meetings of the directors by telephone or audio or audio visual communication. The meeting is to be taken to be held at the place the chairman of the meeting decides on, as long as at least one of the directors involved was at that place for the duration of the meeting.

A director taking part in a meeting by telephone or audio or audio visual communication is to be taken to be present in person at the meeting.

Convening meetings of directors

A director may, whenever he or she thinks fit, convene a meeting of the directors.

A secretary must, on the requisition of a director, convene a meeting of the directors.

Notice of meetings of directors

Subject to this constitution, notice of a meeting of directors must be given to each person who is, at the time the notice is given, a director, except a director on leave of absence approved by the directors. The period of notice given to each person must be fair and reasonable.

A notice of a meeting of directors may be given in person or by post, telex, facsimile, telephone or other method of written, audio, audio visual or electronic communication.

A director may waive notice of a meeting of directors by giving the company notice to that effect in person or by post, facsimile, telephone or other method of written, audio, audio visual or electronic communication.

Failure to give notice to or failure to receive notice by a person entitled to receive notice of a meeting of directors does not invalidate any act or thing done or resolution passed at the meeting if:

the failure occurred by accident or error; or

the person attended the meeting or the person waived notice of the meeting (whether before or after the meeting).

A person who attends a meeting of directors waives any objection that person may have to a failure to give notice of the meeting.

Quorum at meetings of directors

No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

Until the directors decide differently, 2 directors constitute a quorum.

If there is a vacancy in the office of a director, the remaining directors may act. But, if their number is not sufficient to constitute a quorum, they may act only in an emergency or to increase the number of directors to a number sufficient to constitute a quorum or to convene a general meeting of the company.

Chairman and deputy chairman of directors

The directors may elect a director to the office of chairman of directors and may elect one or more directors to the office of deputy chairman of directors. The directors may decide the period for which those offices will be held.

A person who is an employee of the company or a subsidiary may not be appointed chairman or deputy chairman.

The chairman of directors is entitled (if present within 10 minutes after the time appointed for the meeting and willing to act) to preside as chairman at each meeting of directors.

If at a meeting of directors:

there is no chairman of directors;

the chairman of directors is not present within 10 minutes after the time appointed for holding the meeting; or

the chairman of directors is present within that time but is not willing or declines to act as chairman of the meeting or of part of the meeting,

the directors present must elect one of themselves to chair the meeting or part of it.

Authority and decisions of directors

A meeting of directors at which a quorum is present may exercise all the authorities, powers and discretions vested in or exercisable by the directors generally or under this constitution.

Questions arising at a meeting of directors must be decided by a majority of votes cast by the directors present and entitled to vote on the matter. The decision is for all purposes a decision of the directors.

Subject to paragraph (d), if the votes are equal on a proposed resolution, the chairman of the meeting has a casting vote, in addition to his or her deliberative vote.

Where only 2 directors are present or entitled to vote at a meeting of directors and the votes are equal on a proposed resolution:

the chairman of the meeting does not have a second or casting vote; and

the proposed resolution is to be taken to have been lost.

Circular resolutions

A written resolution signed or consented to by all the directors who are in Australia at the time (being directors who would at a meeting duly convened constitute a quorum, but excluding any director who, at a meeting of directors, would be prohibited by the Corporations Act from voting on the resolution) is as valid as if it had been passed at a meeting of directors duly called. A director may consent to a resolution by:

signing the document containing the resolution (or a copy of that document); or

giving to the company at its registered office a written notice (including by facsimile or other electronic transmission) addressed to the secretary or to the chairman of directors signifying assent to the resolution and either setting out its terms or otherwise clearly identifying them.

Alternate directors

A director may, with the approval of a majority of his or her co-directors, appoint a person to be the director's alternate director for such period as the director decides.

An alternate director may, but need not, be a member or a director of the company.

One person may act as alternate director to more than one director.

An alternate director is entitled to exercise all powers (except the power to appoint an alternate director) and perform all duties of a director, insofar as the director by whom he or she was appointed had not exercised or performed them.

An alternate director is entitled, if the appointer does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointer.

An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

An alternate director, whilst acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

The office of an alternate director is vacated if and when the appointer vacates office as a director.

The appointment of an alternate director may be terminated or suspended at any time by the appointer or by a majority of the other directors.

An appointment, or the termination or suspension of an appointment of an alternate director must be in writing and signed and takes effect only when the company has received notice in writing of the appointment, termination or suspension.

An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed or the rotation of directors under this constitution.

In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for each director on whose behalf the alternate director is attending the meeting.

An alternate director is entitled to be paid such remuneration as the directors decide, either in addition to or in reduction of the remuneration payable to the director for whom the alternate director acts as alternate.

An alternate director is not entitled to be remunerated by the company for his or her services as alternate director except as provided in paragraph (m).

Committees of directors

The directors may delegate any of their powers to committees comprising those directors they decide.

A committee to which any powers have been delegated must exercise the powers delegated in accordance with any directions of the directors.

Committee proceedings

The provisions of this constitution applying to meetings and resolutions of directors apply, so far as they can and with any necessary changes, to meetings and resolutions of a committee of directors, except to the extent they are contrary to any direction given under rule 50(b).

Validity of acts

An act done by a meeting of directors, a committee of directors or a person acting as a director is not invalidated by:

a defect in the appointment of a person as a director, a member of a committee or to act as a director; or

a person so appointed being disqualified, having vacated office or not being entitled to vote,

if that circumstance was not known by the directors, committee or person when the act was done.

Executive officers

Managing director

The directors may appoint a managing director who must be a director or who, if not already a director, must be appointed a director within 2 months after his or her appointment.

A managing director's appointment automatically terminates if he or she does not become a director within 2 months of his or her appointment or, unless the directors decide differently, at any time ceases to be a director.

A managing director may be referred to by any title the directors decide on.

Secretary

The directors must appoint at least one secretary and may appoint additional secretaries.

The directors may appoint one or more assistant secretaries.

Provisions applying to executive officers

The appointment of a managing director, executive director, associate director or secretary (each in this rule an executive officer) may be for the period, at the remuneration and on the conditions the directors decide.

The remuneration payable by the company to a managing director or an executive director must not include a commission on, or percentage of, operating revenue.

The directors may:

delegate to or give an executive officer any powers, discretions and duties they decide;

withdraw, suspend or vary any of the powers, discretions and duties given to an executive officer; and

authorise the executive officer to delegate any of the powers, discretions and duties given to the executive officer.

Unless the directors decide differently, the office of a director who is employed by the company or by a subsidiary of the company becomes vacant if the director ceases to be so employed.

An act done by a person acting as an executive officer is not invalidated by a defect in the person's appointment as an executive officer, the person being disqualified to be an executive officer or having vacated office if he or she did not know that circumstance when the act was done.

Seals

Using the seal

Subject to rule 59, until the directors decide differently, every document to which the seal is affixed must be signed by 2 directors or by a director and a secretary.

Seal register

The company must keep a seal register and, on affixing the seal to any document (except a certificate for securities of the company), must enter in the register particulars of the document, giving in each case a short description of the document.

The register, or any details from it that the directors require, must be produced at meetings of directors for noting the use of the seal since the previous meeting of directors.

Failure to comply with paragraphs (a) or (b) does not invalidate any document to which the seal is properly affixed.

Official seals, share seals and certificate seals

The company may have for use in place of its common seal outside the state or territory where its common seal is kept one or more official seals, each of which must be a facsimile of the common seal of the company with the addition on its face of the name of the place where it is to be used.

The company may have for use on certificates for securities of the company in place of its common seal one or more share seals or certificate seals, each of which must be a facsimile of the common seal of the company with the addition on its face of the words "share seal" or "certificate seal".

A document sealed with an official seal or a certificate for securities of the company sealed with a share seal or certificate seal is to be taken to have been sealed with the common seal of the company.

Sealing and signing certificates

The directors may decide either generally or in a particular case that the seal and the signature of any director, secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.

Distributions to members

Dividends

The directors may pay any interim and final dividends that, in their judgment, the financial position of the company justifies. The directors may rescind a decision to pay a dividend if they decide, before the payment date, that the company's financial position no longer justifies the payment.

The directors may pay any dividend required to be paid under the terms of issue of a share.

Paying a dividend does not require confirmation by a general meeting.

Subject to any rights or restrictions attached to any shares or class of shares:

all dividends must be paid equally on all shares, except that a partly paid share does not confer an entitlement to a greater proportion of the dividend than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited);

all dividends must be apportioned and paid proportionately to the amounts so paid or credited during any portion of the period for which the dividend is paid;

a dividend may be paid at a rate per annum for a specified period;

for the purposes of sub-paragraphs (1) and (2), unless the directors decide differently, an amount paid or credited as paid on a share in advance of a call is to be taken as not having been credited as paid on the share until it becomes payable; and

interest is not payable by the company on any dividend.

A declaration of the directors as to the amount of the net profits of the company is conclusive.

Subject to the ASTC Settlement Rules, the directors may fix a books closing date or record date for a dividend, with or without suspending the registration of transfers from that date under rule 22.

Subject to the ASTC Settlement Rules, a transfer of shares does not pass the right to any dividend the directors have resolved to pay on the shares unless the transfer is registered or left with the company for registration under rule 20(b):

where the directors have fixed a books closing date or record date for the dividend, on or before that date; or

where the directors have not fixed a books closing date or record date for that dividend, on or before the date of the directors' resolution to pay the dividend.

The directors when resolving to pay a dividend may:

direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the company or of another body corporate, either generally or to specific members; and

unless prevented by the Listing Rules, direct payment of the dividend to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source, and to the other shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source.

Subject to the ASTC Settlement Rules, where a person is entitled to a share because of a transmission event, the directors may, but need not, retain any dividends payable on those shares until that person becomes registered as the holder of those shares or transfers them.

The directors may retain from any dividend payable to a member any money presently payable by the member to the company in relation to shares in the company, whether on account of calls or for any other reason, and apply the amount retained in or towards satisfaction of the money owing.

The directors may decide the method of payment of any dividend or other amount in respect of a share. Different methods of payment may apply to different members or groups of members (such as overseas members). Without limiting any other method of payment which the company may adopt, payment in respect of a share may be made:

by cheque sent to the address of the member shown in the register of members or, in the case of joint holders, to the address shown in the register of members of any of the joint holders, or to such other address as the member or any of the joint holders in writing direct; or

by such electronic or other means approved by the directors directly to an account (of a type approved by the directors) nominated in writing by the member or the joint holders.

A cheque sent under paragraph (k):

may be made payable to bearer or to the order of the member to whom it is sent or any other person the member directs; and

is sent at the member's risk.

If the directors decide that payments will be made by electronic transfer into an account (of a type approved by directors) nominated by a member, but no such account is nominated by the member or an electronic transfer into a nominated account is rejected or refunded, the company may credit the amount payable to an account of the company to be held until the member nominates a valid account.

Where a member does not have a registered address or the company believes that a member is not known at the member's registered address, the company may credit an amount payable in respect of the member's shares to an account of the company to be held until the member claims the amount payable or nominates an account into which a payment may be made.

An amount credited to an account under paragraph (m) or (n) is to be treated as having been paid to the member at the time it is credited to that account. The company will not be a trustee of the money and no interest will accrue on the money.

If a cheque for an amount payable under paragraph (k) is not presented for payment for 11 calendar months after issue or an amount is held in an account under paragraph (m) or (n) for 11 calendar months, the directors may reinvest the amount, after deducting reasonable expenses, into shares in the company on behalf of, and in the name of, the member concerned and may stop payment on the cheque. The shares may be acquired on market or by way of new issue at a price the directors accept is market price at the time. Any residual sum which arises from the reinvestment may be carried forward or donated to charity on behalf of the member, as the directors decide. The company's liability to pay the relevant amount is discharged by an application under this paragraph. The directors may do anything necessary or desirable (including executing any document) on behalf of the member to effect the application of an amount under this paragraph. The directors may determine other rules to regulate the operation of this paragraph and may delegate their power under this paragraph to any person.

Capitalising profits

Subject to the Listing Rules and any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among those members who would be entitled to receive dividends, and in the same proportions, any amount:

forming part of the company's undivided profits;

representing profits arising from an ascertained accretion to capital or from a revaluation of the company's assets;

arising from the realisation of any of the company's assets; or

available for distribution as a dividend for any other reason.

The directors may resolve that any part of the capitalised amount is to be applied:

in paying up in full, at an issue price decided by the resolution, any unissued shares in or other securities of the company;

in paying up any amounts unpaid on shares or other securities held by the members; or

partly as specified in sub-paragraph (1) and partly as specified in sub-paragraph (2).

The members entitled to share in the distribution must accept that application in full satisfaction of their interests in the capitalised amount.

Rules 60(f) and (g) apply, so far as they can and with any necessary changes, to capitalising an amount under this rule 61 as if references in those rules to:

a dividend were references to capitalising an amount; and

the date the directors resolved to pay the dividend were references to the date the directors resolve to capitalise the amount under this rule 61.

Ancillary powers

To give effect to any resolution to reduce the capital of the company, to satisfy a dividend as set out in rule 60(h)(1) or to capitalise any amount under rule 61, the directors may:

settle as they think expedient any difficulty that arises in making the distribution or capitalisation and, in particular:

make cash payments in cases where members are entitled to fractions of shares or other securities;

decide that amounts or fractions of less than a particular value decided by the directors may be disregarded in order to adjust the rights of all parties; and

if a distribution or issue of specific assets, shares or securities to a particular member or members is in the directors' discretion considered impracticable or would give rise to parcels of securities which do not constitute a marketable parcel, make a cash payment to those members or allocate the assets, shares or securities to a trustee to be sold on behalf of, and for the benefit of, those members, instead of making the distribution or issue to those members;

fix the value for distribution of any specific assets;

pay cash or issue shares or other securities to any member in order to adjust the rights of all parties;

vest any of those specific assets, cash, shares or other securities in a trustee on the trusts for the persons entitled to the distribution or capitalised amount that seem expedient to the directors; and

authorise any person to make, on behalf of all the members entitled to any specific assets, cash, shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another person which provides, as appropriate:

for the distribution or issue to them of shares or other securities credited as fully paid up; or

for payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the sum resolved to be distributed or capitalised.

Any agreement made under an authority referred to in this sub-paragraph (5) is effective and binds all members concerned.

If the company distributes to members (either generally or to specific members) securities in the company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

Any amount payable to the holder of a share, whether as or on account of dividends, repayment of capital, participation in surplus property of the company or otherwise, may, with the agreement of the holder or under the terms of issue of the share, be paid in the currency of a country other than Australia. The directors may fix a time before the payment date as the time at which the applicable exchange rate will be determined for that purpose.

Reserves

Subject to this constitution, the directors may set aside out of the company's profits any reserves or provisions for any purposes they decide.

The directors may appropriate to the company's profits any amount previously set aside as a reserve or provision.

Setting aside an amount as a reserve or provision does not require the directors to keep the amount separate from the company's other assets or prevent the amount being used in the company's business or being invested in any investments the directors decide.

Carrying forward profits

The directors may carry forward any part of the profits remaining that they consider should not be distributed as dividends or capitalised, without transferring those profits to a reserve or provision.

Dividend and share investment plans

The directors may:

establish a share investment plan on the terms they decide, under which:

the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares; or

any other amount paid by or payable to members,

may be applied in subscribing for or purchasing securities of the company or of a related body corporate; and

amend, suspend or terminate any share investment plan they have established.

Dividend selection plans

The directors may:

implement a dividend selection plan on the terms they decide, under which participants may choose:

to receive a dividend from the company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

to forgo a dividend from the company in place of some other form of distribution from the company or another body corporate or a trust; and

amend, suspend or terminate any dividend selection plan they have implemented.

Winding up

Distributing surplus

Subject to this constitution and to the rights or restrictions attached to any shares or class of shares:

if the company is wound up and the company's property is more than sufficient to pay:

all the company's debts and liabilities; and

the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the shares they hold, irrespective of the amounts paid or credited as paid on the shares;

in calculating the excess referred to in paragraph (a), any amount unpaid on a share must be treated as property of the company;

the amount of the excess that would otherwise be distributed to the holder of a partly paid share under paragraph (a) must be reduced by the amount unpaid on that share at the date of the distribution; and

if the effect of the reduction under paragraph (c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.

Dividing property

If the company is wound up, the liquidator may, with the sanction of a special resolution:

divide among the members the whole or any part of the company's property; and

decide how the division is to be carried out as between the members or different classes of members.

A division under paragraph (a) need not accord with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

Where a division under paragraph (a) does not accord with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Act.

If any of the property to be divided under paragraph (a) includes securities with a liability to calls, any person entitled under the division to any of the securities may, within 10 days after the special resolution referred to in paragraph (a) is passed, by written notice direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds. The liquidator must, if practicable, act accordingly.

Nothing in this rule 68 takes away from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

Rule 62 applies, so far as it can and with any necessary changes, to a division by a liquidator under paragraph (a) as if references in rule 62 to:

the directors were references to the liquidator; and

a reduction of capital, dividend or capitalisation were references to the division under paragraph (a).

Records

Inspecting records

A member who is not a director does not have the right to inspect any of the company's books, records or documents, except as provided by law or authorised by the directors.

Protection of certain officers

Indemnity and insurance

In this rule, "Officer" means:

each person who is or has been a director or secretary of the company; and

any other officers or former officers of the company or of its related bodies corporate that the directors decide in each case.

The company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (Liabilities) incurred by the Officer as an officer of the company or of a related body corporate.

The indemnity in paragraph (b):

is enforceable without the Officer having to first incur any expense or make any payment;

is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the company or its related bodies corporate for acts while the Officer was an officer of the company or a related body corporate; and

applies to Liabilities incurred both before and after the adoption of this constitution.

Nothing in this rule 70 limits the power of the company to grant indemnities, whether by deed or otherwise, in terms different from the provisions of this rule, subject to any limit imposed by law, or confers any rights on a person who, at the date of adoption of this constitution, has ceased to be a director or secretary of the company.

Where an Officer who was a director at 20 November 1997 had given a release to the company before that date:

this rule does not affect the operation of the release;

subject to sub-paragraph (3), this rule does not confer any right to indemnification upon the Officer in respect of the subject of the release; and

having regard to the terms of the release, if and to the extent that the Officer would have had a right to indemnification under article 169 of the company's articles of association in force immediately prior to 20 November 1997 had that article remained in force, the Officer is entitled to an indemnity on the terms of article 169 of the company's articles of association as it stood immediately prior to 20 November 1997.

The company may, to the extent the law permits:

purchase and maintain insurance; or

pay or agree to pay a premium for insurance,

for any person to whom this rule applies against any liability the person incurs as an officer of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

Nothing in this rule 70:

affects any other right or remedy that a person to whom this rule applies may have in respect of any Liability referred to in this rule; or

limits the capacity of the company to indemnify or provide or pay for insurance for any person to whom this rule does not apply.

Notices

Notices by the company to members

Without limiting any other way that the company may give notice to a member, the company may give a notice to a member by:

delivering it personally to the member;

sending it by prepaid post to the member's address in the register of members or any other address the member supplies to the company for giving notices, or sending it by facsimile or electronic transmission to the telex or facsimile number or electronic address the member has supplied to the company for giving notices.

The company may give a notice to the joint holders of a share by giving the notice in the way authorised by paragraph (a) to the joint holder who is named first in the register of members for the share.

The company may give a notice to a person entitled to a share because of a transmission event by delivering it or sending it in the way authorised by paragraph (a) addressed to the name or title of the person, to:

the address, facsimile number or electronic address that person has supplied to the company for giving notices to that person; or

if that person has not supplied an address, facsimile number or electronic address, to the address, facsimile number or electronic address to which the notice would have been sent if that transmission event had not occurred.

The company need not give a notice to a person by facsimile or electronic transmission merely because the person has supplied a facsimile number or electronic address for giving notices.

A notice given to a member under paragraphs (a) or (b) is, even if a transmission event has occurred and whether or not the company has notice of that occurrence:

duly given for any shares registered in that person's name, whether solely or jointly with another person; and

sufficiently served on any person entitled to the shares because of the transmission event.

A notice given to a person who is entitled to a share because of a transmission event is sufficiently served on the member in whose name the share is registered.

A person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member, is taken to have received every notice which, before that person's name and address is entered in the register of members for those shares, is given to the member complying with this rule 71.

A signature to any notice given by the company to a member under this rule 71 may be in writing or a facsimile printed or affixed by some mechanical or other means.

Where a member does not have a registered address or where the company believes that member is not known at the member's registered address, all future notices are taken to be:

given to the member if the notice is exhibited in the company's registered office for a period of 48 hours; and

duly served at the commencement of that period,

unless and until the member informs the company of a registered place of address.

Notices by the company to directors

Subject to this constitution, the company may give a notice to a director by:

delivering it personally to the director;

sending it by prepaid post to the director's usual residential or business address, or any other address the director has supplied to the company for giving notices; or

sending it by facsimile or electronic transmission to the facsimile number or electronic address the director has supplied to the company for giving notices.

Notices by directors to the company

Subject to this constitution, a director may give a notice to the company by:

delivering it to the company's registered office;

sending it by prepaid post to the company's registered office; or

sending it by facsimile or electronic transmission to the principal facsimile number or electronic address at the company's registered office.

Time of service

Where the company sends a notice by post, the notice is to be taken:

as served if the notice is properly addressed and placed in the post with postage paid; and

to have been served:

if it is a notice concerning a general meeting, at 10 am on the day after the date it is posted; or

in any other case, at the time the letter would be delivered in the ordinary course of post.

A certificate signed by a secretary or officer of the company to the effect that a notice was duly posted under this constitution is conclusive evidence of that fact.

Where the company sends a notice by facsimile, the notice is to be taken:

as served if the correct facsimile number appears on the facsimile transmission report produced by the sender's facsimile machine; and

to have been served at the time the facsimile is sent.

Where the company sends a notice by electronic transmission, the notice is to be taken:

as served if a message indicating receipt has been received by the company; and

to have been served at the time the transmission is sent.

Where the company gives a notice to a member by any means permitted by the Corporations Act relating to the giving of notices and electronic means of access to them, the notice is taken as given at 10 am on the day after the date on which the member is notified that the notice is available.

Where a given number of days' notice or notice extending over any other period must be given, the day of service is not to be counted in the number of days or other period, unless this constitution provides differently.

Other communications and documents

Rules 71 to 74 (inclusive) apply, so far as they can and with any necessary changes, to serving any communication or document.

Written notices

A reference in this constitution to a written notice includes a notice given by facsimile or any other form of written communication.

General

Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of Victoria, the Federal Court of Australia and the courts which may hear appeals from those courts.

Prohibition and enforceability

Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

If any provision of this constitution is unlawful or unenforceable, the unlawfulness or unenforceability of that provision does not affect the lawfulness, enforceability, operation, construction or interpretation of any other provision of this constitution, with the intent that the unlawful or unenforceable provision shall be treated for all purposes as severable from this constitution.

Transitional Provisions

This constitution must be interpreted in such a way that:

every director, managing director and secretary in office in that capacity immediately before this constitution is adopted continues in office subject to, and is taken to have been appointed or elected under, this constitution;

the directors are taken, immediately after this constitution is adopted, to have decided under rule 34 a number which is equal to the number of the persons in office as directors immediately after this constitution is adopted;

any register maintained by the company immediately before this constitution is adopted is taken to be a register maintained under this constitution;

any seal adopted by the company as a share seal or an official seal immediately before this constitution is adopted is taken to be a seal which the company has under a relevant authority given by this constitution;

for the purposes of rule 60(p), a cheque issued under the predecessor of rule 60(k) is taken to have been issued under rule 60(k) and any money held at the date of adoption of this constitution for a member the company regards as uncontactable is taken to have been held in an account under paragraph 60(n); and

unless a contrary intention appears in this constitution, all persons, things, agreements and circumstances appointed, approved or created by or under the articles of association of the company in force before this constitution is adopted continue to have the same status, operation and effect after this constitution is adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date January 18, 2007